UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. )
                            _______________________

                             MK RAIL CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   55303T102
                                (CUSIP Number)
                            _______________________

                               STEPHEN M. DOWICZ
                               885 THIRD AVENUE
                              NEW YORK, NY  10022
                           TEL. NO.:  (212) 371-3047
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                              SEPTEMBER 14, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
statement because of Rule 13d-1(b)(3) or (4), check the following box [   ].


Check  the  following   box   if  a  fee  is  being  paid  with  the  statement
[ X ].



                                  Page 1 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 2   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DK  Acquisition Partners, L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 3   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MH Davidson & Co.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 4   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marvin H. Davidson
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 5   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas L. Kempner
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 6   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen M. Dowicz
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 7   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott E. Davidson
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 8   of 16 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Leffell
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                          --
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                         466,175
                            9    SOLE DISPOSITIVE POWER

                                     --
                            10   SHARED DISPOSITIVE POWER

                                   466,175
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       466,175
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6%
14   TYPE OF REPORTING PERSON

          IN

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page  9  of 16 Pages



ITEM 1. SECURITY AND ISSUER.

        This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of MK Rail Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1200 Reedsdale Street, Pittsburgh, PA 15233.

ITEM 2. IDENTITY AND BACKGROUND.

        The names and addresses of the persons filing this Schedule are as follows:

        DK Acquisition Partners, L.P. ("DKAP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

        M.H. Davidson & Co., a New York limited partnership, the general partner of DKAP, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

        Marvin H. Davidson, Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson and Michael J. Leffell, general partners of M.H. Davidson & Co. Information in response to Items (a) through
        (c) and (f) with respect to Messrs. Marvin H. Davidson, Kempner, Dowicz, Scott E. Davidson and Leffell is set forth in Appendix I, attached hereto and incorporated by reference herein.

        The above named persons are sometimes referred to as the "Reporting Parties."

        None of the Reporting Parties has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page  10 of 16 Pages




ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996, the First Amended Plan of Reorganization of Morrison Knudsen Corporation ("MKC") under Chapter 11 of the Bankruptcy Code (the "Plan") was confirmed. Under the Plan, DKAP has become entitled to receive 466,175 shares of the Company Common Stock. Under the Plan, shareholders of MKC became entitled to participate in a rights offering pursuant to which such holders received, inter alia, the right to acquire Common Stock of the Company during a specified period ending on September 24, 1996.

        The Plan required creditors of MKC, including DKAP, to be bound by the terms of a Stockholders Agreement (described below). Accordingly, DKAP may be deemed to be a party to such Stockholders Agreement with certain other stockholders (the "Stockholders") pursuant to which the shares of Common Stock of the Company owned by DKAP and the Stockholders exceeds 5% of the amount of Common Stock of the Company outstanding and must be voted for certain nominees for election to the Company's board of directors and certain transfer restrictions apply to DKAP and the Stockholders. DKAP and the Stockholders may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Parties disclaim beneficial ownership of the shares of Common Stock of the Company held by the Stockholders and disclaim that they constitute a group with the Stockholders for purposes of Section 13(d)(3) of the Exchange Act.

ITEM 4. PURPOSE OF THE TRANSACTION.

        The Reporting Parties became entitled to the 466,175 shares of the Company Common Stock in the manner described in Item 3 above.

        The Reporting Parties have no intention, plan or proposal with respect to:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 11  of 16 Pages


        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 12  of 16 Pages

        Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Following confirmation of the Plan on September 14, 1996, the Reporting Parties became entitled to receive 466,175 shares of Common Stock of the Company, which amount will constitute less than 5% of the shares of Common Stock of the Company estimated to be outstanding as of September 14, 1996.

        Pursuant to a Shareholders Agreement, dated as of June 20, 1986 between the Company and MKC (the Stockholders Agreement"), no holder who receives shares of Common Stock pursuant to the Plan may transfer any shares of Common Stock to any person except under certain circumstances. The restrictions on transfers under the Stockholders Agreement will not apply to any subsequent transferee so long as the transfer was permitted under the Stockholders Agreement.

        Pursuant to the Stockholders Agreement, certain persons, including DKAP, have agreed not to (a) solicit proxies, (b) initiate any stockholder proposal for a tender offer, change of control or attempt to convene a stockholders meeting or (c) otherwise seek to influence or control the management or policies of the Company. The above restrictions expire on the second anniversary of the distribution of the Common Stock of the Company under the Plan (subject to certain alternate termination provisions).

        The Stockholders Agreement also provides certain holders, including DKAP, with demand registration rights and piggyback registration rights. Pursuant to the Stockholders Agreement, certain holders may demand that the Company file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") for the resale of the Common Stock received by such holders in accordance with the Plan or, if the Company has filed a registration statement pursuant to the Securities Act, such holders may include shares of Common Stock received in accordance with the Plan on the Company's registration statement.

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 13  of 16 Pages

        (b) The Reporting Parties have shared power to vote or direct the vote and dispose or direct the disposition of 466,175 shares of Common Stock of the company.

        (c) During the past 60 days, the Reporting Parties have not effected any transactions in the securities of the Company, except as described in Item 3 above.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described in Item 5 above, the Reporting Parties do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of the Company. In addition, the Reporting Parties expressly disclaim that they are a member of a group as a result of the imposition of the Plan and the Stockholders Agreement.

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 14  of 16 Pages



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                      DESCRIPTION

   1. First Amended Plan of Reorganization of Morrison Knudsen Corporation, as confirmed by the United States Bankruptcy Court for the District of Delaware, dated August 24, 1996.

   2. Stockholders Agreement, dated as of June 20, 1986, between MK Rail Corporation and Morrison Knudsen Corporation.

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 15  of 16 Pages



                         SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 1996


                       DK ACQUISITION PARTNERS, L.P.
                         By MH Davidson & Co., its
                         general partner


                       By:  /s/ THOMAS L. KEMPNER
                             Thomas L. Kempner, Jr.
                             General Partner

                       MH Davidson & CO.

                       By:  /s/ THOMAS L. KEMPNER
                             Thomas L. Kempner, Jr.
                             General Partner


                             /s/ MARVIN H. DAVIDSON
                              Marvin H. Davidson

                             /s/ THOMAS L. KEMPNER, JR.
                              Thomas L. Kempner, Jr.


                             /s/ STEPHEN M. DOWICZ
                              Stephen M. Dowicz


                             /s/ SCOTT E. DAVIDSON
                              Scott E. Davidson


                              /s/ MICHAEL J. LEFFELL
                               Michael J. Leffell

                                SCHEDULE 13D

CUSIP NO.  55303T102                                       Page 16  of 16 Pages



                            APPENDIX I

                        MH Davidson & Co.

NAME AND POSITION                        Present Principal Occupation
                                         AND BUSINESS ADDRESS

Marvin H. Davidson                       Investment Advisor
 General Partner                         885 Third Avenue
                                         New York, NY 10022

Stephen M. Dowicz                        Investment Advisor
 General Partner                         885 Third Avenue
                                         New York, NY 10022

Thomas L. Kempner, Jr.                   Investment Advisor
 General Partner                         885 Third Avenue
                                         New York, NY 10022

Scott E. Davidson                        Investment Advisor
 General Partner                         885 Third Avenue
                                         New York, NY 10022

Michael J. Leffell                       Investment Advisor
 General Partner                         885 Third Avenue
                                         New York, NY 10022


        All of the above named individuals are citizens of the United
States.